RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218
KEVIN J. BUCKLEY DIRECT DIAL: 804-788-8616 EMAIL: kbuckley@hunton.com FILE NO: 67380.000009
December 21, 2007

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

SunTrust Mortgage Securitization, LLC
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of SunTrust Mortgage Securitization, LLC, a wholly-owned subsidiary of SunTrust Mortgage, Inc., a Virginia corporation (“SunTrust Mortgage”), we are filing herewith a registration statement on Form S-3 (the “Registration Statement”) related to the issuance of mortgage-backed securities.

SunTrust Mortgage has an established mortgage-backed securities program.  Since May 2006, SunTrust Mortgage has issued a total of four series of mortgage-backed securities under registration statements established and maintained by various investment banking firms.

Please feel free to contact me (at 804-788-8616) or Andrew Blanchard (at 804-788-8385) should you have any questions regarding the Registration Statement.

Sincerely yours,

Kevin J. Buckley

cc:	Mr. Robert G. Partlow
Andrew J. Blanchard, Esq.

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